UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OBM APPROVAL
OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response 2.5

SEC FILE NUMBER 000-50573

CUSIP NUMBER 03460L100

(Check One):   ☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☒ Form 10-Q   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended:             September 30, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

☐ For the Transition Period Ended: ______________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Anesiva, Inc.

(Full Name of Registrant)

(Former Name if Applicable)

650 Gateway Boulevard

Address of Principal Executive Office (Street and Number)

South San Francisco, CA 94080

(City, State and Zip Code)

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

On November 10, 2008, Anesiva, Inc. (the “Company”) announced that it intends to restructure the operations of the Company to focus on the clinical and commercial development of Adlea, the Company’s capsaicin-based product candidate currently in late-stage clinical development for the management of acute pain following orthopedic surgery, and to discontinue the manufacturing and commercial operations related to Zingo, the Company’s topical local anesthetic approved in the U.S. for pediatric use prior to peripheral IV insertions or blood draws. A copy of the press release for such announcement was furnished as an exhibit to the Company’s current report on Form 8-K, dated November 10, 2008. The resulting changes to the Company’s consolidated financial statements and the related disclosures as of and for the three and nine months ended September 30, 2008 are still being determined and will need to be reviewed by the Company’s independent registered accounting firm, Ernst & Young LLP.

As a result, the Company would not have sufficient time to analyze and provide adequate disclosure of such results in its Quarterly Report on Form 10-Q by the required deadline without unreasonable effort and expense. The Company intends to file its Quarterly Report on Form 10-Q as soon as practicable, and in any event, within the five-day extension period afforded by the SEC Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jean-Frédéric Viret, Ph.D.	650	624-9600
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

Anesiva, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 10, 2008	By	/s/ Jean-Frédéric Viret, Ph.D.
			Name:	Jean-Frédéric Viret, Ph.D. Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).